Exhibit 99.1

Cian Completes Acquisition of SmartDeal

LARNACA, Cyprus, September 19, 2023 — Cian PLC (MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced obtaining an approval from the Governmental Commission for Control over Foreign Investments in Russia and signing an agreement to acquire 100% of SmartDeal (Praktika Uspekha LLC).

Cian obtained regulatory approvals in line with the preliminary agreement entered into by the parties in April 2023, and announces closing the main part of the transaction to acquire 100% of SmartDeal's share capital.

Aleksey Makarov, SmartDeal's CEO, will be in charge of End-to-End Offerings at Cian’s Product Management Department, where he will continue creating and developing technology-driven services that support buyers and sellers at each stage of real estate sale and purchase transactions. He will be responsible for developing services related to mortgage lending, execution and registration of rights, and partner services targeting professional players operating in the real estate market: real estate agents, developers, and banks.

Cian and SmartDeal started their cooperation in early 2021 as they combined efforts to launch Cian.Transaction, an online transaction service that went live in October 2021. Founded in 2017, SmartDeal (Praktika Uspekha LLC) is a leading player in the Russian market for e-registration of property deals. The company provides services to various types of customers, including banks, real estate developers, and agents.

The acquisition of SmartDeal will help develop Cian’s integrated online transaction platform and improve product value proposition for B2B and B2C customers alike by enhancing online transaction services and expanding the Company's B2B product portfolio for real estate agents, developers, and banks.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for August 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first half of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19.0 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva, ir@cian.ru

Media contacts:

Olga Podoliaka, pr@cian.ru